UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 0-8176

CUSIP Number 845331

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transition Period Ended:	(Not Applicable)

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SouthWest Water Company
Full Name of Registrant

Former Name if Applicable

624 South Grand Avenue, Suite 2900
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90017
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SouthWest Water Company (the “Company”) is unable to timely file its annual report on Form 10 K for the year ended December 31, 2007 (the “Report”).  Because of the complexities involved in quantifying the impairment charges described below and reflecting those charges in the consolidated financial statements, the Company will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 on a timely basis.

The Company expects to file the Report on or before the expiration of the fifteen-day extension period granted pursuant to Rule 12b-25.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Cheryl L Clary	213	929-1800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company, to the best of its knowledge and belief, expects to report results of operations for the year ended December 31, 2007 as shown in the table below. The results for 2007 are unaudited and have not been reported upon by the Company’s independent accountants. In addition, a reclassification of 2006 amounts has been made to reflect a wholesale water and wastewater operation as a discontinued operation. This reclassification has also not been reported upon by the Company’s independent accountants.

	December 31,
(In thousands)	2007	2006
	(Unaudited)

Revenues	$217,347	$218,802
Operating income	2,859	22,419
Income (loss) from continuing operations	(5,020)	10,009
Loss from discontinued operations	(3,026)	(681)
Net income (loss)	(8,046)	9,399
Net income (loss) applicable to common stockholders	(8,070)	9,375

Basic earnings (loss) per common share:
Income (loss) from continuing operations	$(0.21)	$0.44
Loss from discontinued operations	(0.12)	(0.03)
Net income (loss) applicable to common stockholders	$(0.33)	$(0.41)

Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$(0.21)	$0.43
Loss from discontinued operations	(0.12)	(0.03)
Net income (loss) applicable to common stockholders	$(0.33)	$0.40

Weighted average common shares outstanding:
Basic	24,101	22,928
Diluted	24,101	23,363

During recent impairment testing, the Company determined that revenue growth for its Texas Utilities was likely to be slower than originally projected due to downturns in overall economic conditions and new housing construction as well as a slower rate of regulated rate increases. The Company also determined that higher levels of capital expenditures than previously projected were necessary to bring the systems into regulatory compliance and to continue improving the quality of service for its customers. These factors resulted in significantly lower discounted cash flow projections than previously forecast. Based on these projections, the entire $17.2 million of goodwill associated with the Texas Utilities was found to be impaired and was charged to expense in 2007. The charge is reflected as a reduction of 2007 operating income.

The Company has elected to sell a wholesale water and wastewater operation in Texas and believes it can consummate the sales during 2008. As a result, the Company has classified the assets and related liabilities as held for the sale and the related results of operations are reflected as discontinued operations for all periods presented. The Company determined that the carrying value of the assets may not be recoverable through the sales process. As a result, the Company recorded impairment charges aggregating $3.4 million to reduce the carrying value of the long-lived assets to expected realizable value. The charge is a component of the 2007 loss from discontinued operations.

SouthWest Water Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2008	By:	/s/ CHERYL L. CLARY
Cheryl L. Clary
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).